Exhibit 11

                     METRIS COMPANIES INC. AND SUBSIDIARIES
                        Computation of Earnings Per Share

In thousands, except per-share amounts              Three Months Ended March 31,
                                                            2003      2002
BASIC:
------

Net income (loss) .....................................   $(24,958)  $52,340
                                                          ========   =======

Weighted-average common shares outstanding ............     57,257    62,188
Assumed conversion of convertible preferred stock (1)..         --    33,844
                                                          --------  --------
Basic common shares ...................................     57,257    96,032
                                                          ========   =======

Net income (loss) per share ...........................   $  (0.61)  $  0.55

DILUTED:
--------

Net income (loss) ....................................    $(24,958)  $52,340
                                                          ========   =======


Weighted-average number of common shares outstanding...     57,257    62,188
Assumed exercise of outstanding stock options (1) .....         --       941
Assumed conversion of convertible preferred stock (1)..         --    33,844
                                                          --------  --------
Diluted common shares .................................     57,257    96,973
                                                          ========   =======

Net income (loss) per share ...........................   $  (0.61)  $  0.54



(1) The earnings per share calculation for the three month period ended March 31, 2003 excludes the assumed conversion of the convertible preferred stock and the outstanding stock options, as they are anti-dilutive. For the three month period ended March 31, 2002, the Series C convertible preferred stock is assumed to have been converted into 33.8 million shares at the beginning of the period.